THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

September 10, 2010

Mr. Keith O’Connell Office of Disclosure and Review Division of Investment Management United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

RE:

Grand Prix Investors Trust
File Nos. 333-22439 and 811-168095

Dear Mr. O’Connell:

On July 14, 2010, Grand Prix Investors Trust (the “Trust”) filed a Registration Statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to register shares of the Grand Prix Investors Fund (the “Fund”).  The Trust received comments on the filing from you by letter dated August 12, 2010, and your comments and the Trust’s responses to your comments are set forth below.  A copy of the changed pages in the Prospectus and Statement of Additional Information (the “SAI”), marked to show changes made in response to your comments, is attached.

Prospectus

Cover Page

1.

Comment:

On the cover page, please include the exchange ticker symbol of the Fund. See Item 1(a) of Form N-1A.

Response:

The Fund is a new fund and does not yet have a ticker symbol.  If the Fund is assigned a ticker symbol before the Pre-Effective Amendment is filed, the ticker symbol will be included on the cover page.

2.

Comment:

Portfolio Turnover is listed as a section in the index. Please delete or somehow designate it as a sub-section of Fees and Expenses. Similarly, we recommend modifying the font of “portfolio turnover” in the summary section to be consistent with “Example,” another subsection of Fees and Expenses.

Response:

The disclosure has been revised as requested.

Fees and Expenses

3.

Comment:

The footnote * states, “The Fund will impose a 1.00% redemption fee on shares redeemed within six months of purchase. A wire transfer fee of $20 will be charged to defray custodial charges for redemptions paid by wire transfer.” Please delete the first sentence. You may add “within six months of purchase” to the redemption fee heading in the chart. In addition, please delete the second sentence. You may add “wire transfer fee” as a line item in the chart.

Response:

The disclosure has been revised as requested.

4.

Comment:

Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those Items. See General Instruction C.3(b). In footnote (1), please delete “[The Fund does not expect to incur any “Other Expenses” during the first year of operations.]”

Response:

The disclosure has been deleted as requested.

5.

Comment:

Footnote (2) states, “Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.” Please further disclose in the footnote that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

Response:

The disclosure has been revised as requested.

6.

Comment:

Please delete “reinvest dividends and distributions,” from the Example subsection.

Response:

The disclosure has been deleted as requested.

Principal Investment Strategies

7.

Comment:

The prospectus states, “Under normal circumstances, the Fund will invest at least 80% of its net assets plus borrowings in the equity and debt securities of Formula 1 companies, which the Fund’s investment adviser, Autosport Fund Advisors, Inc. (“Autosport” or the “Adviser”), defines as companies that support or sponsor Formula 1 auto racing or that have an economic interest in or connection to Formula 1 racing.” (Emphasis added.) Disclosure in another section of the prospectus states, “Formula 1 companies include companies that sponsor Formula 1 teams or races (or events at a Formula 1 racetrack), that advertise at Formula 1 races, that manufacture or supply products or services used in Formula 1 auto racing or that have some other involvement or affiliation with Formula 1 racing and its teams. The investment adviser will implement a screen to identify Formula 1 companies. This screen creates a universe of approximately one hundred and fifty companies.” Please change the term “Formula 1 companies” to “Formula 1 sponsor companies” or similar term. In addition, please further clarify the meaning of the underlined terms above. For example, would all advertisers at a race have a sufficient nexus? In addition, the summary section should indicate that the Fund will make investments selections from a pool of only approximately 150 companies. We may have further comments.

Response:

The following disclosure has been added following the first sentence of the “Principal Investment Strategies” section:

“Under normal circumstances, the Fund will invest at least 80% of its net assets plus borrowings in the domestic and foreign equity and debt securities of “Formula 1 Sponsor ~~c~~Companies~~,~~.” ~~which the Fund’s investment adviser, Autosport Fund Advisors, Inc. (“Autosport” or the “Adviser”), defines as companies that support or sponsor Formula 1 auto racing or that have an economic interest in or connection to Formula 1 racing.~~For this purpose, the Fund’s investment adviser, Autosport Fund Advisors, Inc. (“Autosport” or the “Adviser”), defines Formula 1 Sponsor Companies as companies that sponsor Formula 1 teams (through on-car branding or by serving as a technical partner or suppliers), Formula 1 drivers or Formula 1 races (through trackside advertising or otherwise), or that sponsor the Formula One Administration or the Federation of International Autosport.  At present, there are approximately two hundred and sixty Formula 1 Sponsor Companies.”

The disclosure in the “Additional Information About Principal Investment Strategies and Related Risks” section has been revised as follows:

“The Grand Prix Fund will invest primarily in the securities of ~~Formula 1 companies.~~“Formula 1 Sponsor ~~c~~Companies,” which the Adviser defines as companies that sponsor Formula 1 teams (through on-car branding or by serving as a technical partner or suppliers), Formula 1 drivers or Formula 1 races (through trackside advertising or otherwise), or that sponsor the Formula One Administration or the Federation of International Autosport.  At present, there are approximately two hundred and sixty Formula 1 Sponsor Companies. ~~are defined by the Fund’s investment adviser as companies that support or sponsor Formula 1 auto racing or that have an economic interest in or connection to Formula 1 racing.  Formula 1 companies include companies that sponsor Formula 1 teams or races (or events at a Formula 1 racetrack), that advertise Formula 1 races, that manufacture or supply products or services used in Formula 1 auto racing or that have some other involvement or affiliation with Formula 1 racing and its teams.  The investment adviser will implement a screen to identify Formula 1 companies.  This screen creates a universe of approximately one hundred and fifty companies.~~”

8.

Comment:

The prospectus states, “The Fund will normally hold both common stocks and debt securities, generally with 40% to 80% of its net assets invested in common stocks and 10% to 30% of its net assets invested in debt securities. The Adviser intends that securities of Formula 1 companies will constitute most of the Fund’s investments, other than cash equivalents.” Please further clarify the investment allocations. If 40% are in equities and 30% are in debt securities, will the remaining assets be in cash equivalents. (Are cash equivalents excluded from debt securities?) In addition, please explain to the staff whether the fund will meet the 80% test when the Fund is invested only 40% in equities.

Response:

The disclosure has been revised as follows:

“The Fund will normally hold both common stocks and debt securities, generally with 40% to 80% of its net assets invested in common stocks and ~~10~~20% to ~~30~~60% of its net assets invested in debt securities, including cash equivalents and money market funds.  The Fund may invest up to 100% of its assets in cash equivalents and money market  funds as a defensive measure in adverse market conditions. ~~The Adviser intends that securities of Formula 1 companies will constitute most of the Fund’s investments~~”

When the Fund is invested only 40% in equities, it is expected that, under normal circumstance, at least 40% will be invested in debt securities of Formula 1 Sponsor Companies, and thus the Fund would meet the test.

9.

Comment:

Please further discuss the equity securities. For example, will they likely be foreign or domestic and large cap or small cap.

Response:

The disclosure has been revised as follows:

“Under normal circumstances, the Fund will invest at least 80% of its net assets plus borrowings in the domestic and foreign equity and debt securities of “Formula 1 Sponsor ~~c~~Companies~~,~~.” ~~which the Fund’s investment adviser, Autosport Fund Advisors, Inc. (“Autosport” or the “Adviser”), defines as companies that support or sponsor Formula 1 auto racing or that have an economic interest in or connection to Formula 1 racing.~~For this purpose, the Fund’s investment adviser, Autosport Fund Advisors, Inc. (“Autosport” or the “Adviser”), defines Formula 1 Sponsor Companies as companies that sponsor Formula 1 teams (through on-car branding or by serving as a technical partner or suppliers), Formula 1 drivers or Formula 1 races (through trackside advertising or otherwise), or that sponsor the Formula One Administration or the Federation of International Autosport.  At present, there are approximately two hundred and sixty Formula 1 Sponsor Companies.”

The following sentence has also been added to the “Principal Investment Strategies” section:

“The Fund may invest in equity securities of any market capitalization.”

In addition, the following disclosure has been added to the “Principal Risks of Investing in the Fund” section:

“Smaller Capitalization Stock Risk.   The earnings and prospects of smaller capitalization companies are more volatile than those of larger companies, they may experience higher failure rates than larger companies and normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures.”

In addition, the following disclosure has been added to the “Additional Information about Principal Investment Strategies and Related Risks” section:

“Smaller Capitalization Stock Risk.  To the extent the Fund invests in the stocks of smaller capitalization companies, the Fund may be subject to additional risks.  The earnings and prospects of these companies are more volatile than larger companies.  These companies may experience higher failure rates than those of larger companies. Smaller capitalization companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures, smaller companies may have limited markets, product lines or financial resources and may lack management experience.”

10.

Comment:

Please further discuss the debt securities. For example, will they likely be foreign or domestic and further discuss quality and maturity parameters. (We note the prospectus later states the Fund may invest without limit in junk bonds.)

Response:

The disclosure has been revised as follows:

“The adviser intends to invest in domestic and foreign debt securities of any maturity that are investment grade (generally, having a Standard & Poor’s rating of “BBB” or better, or a Moody’s rating of “Baa” or better) or, if unrated, determined by the adviser to be of comparable quality.  However, the adviser may also invest, without limitation, in non-investment grade corporate bonds rated below “Baa” by Moody’s or below “BBB” by S&P (also known as “junk” bonds).”

Formula 1 Company Security Risk

11.

Comment:

The prospectus states, “The Fund also runs a greater risk of loss than a fund that invests in a wider range of securities.” Please add “Because the Fund selects from a small universe of companies (approximately 150),” or similar language to the beginning of the sentence.

Response:

The disclosure has been added as requested.

Foreign Security Risk

12.

Comment:

This section states foreign securities “may be riskier than U.S. investments.” Please further clarify such risks. In addition, in a letter to the staff, please confirm that emerging markets will not be a principal strategy or risk.

Response:

The disclosure has been revised as follows:

“Foreign Investment Risk.  The Fund may invest in foreign equity and debt securities.  Foreign investments, including ADRs, may be riskier than U.S. investments for many reasons, including changes in currency exchange rates; unstable political, social and economic conditions; possible security illiquidity; a lack of adequate or accurate company information; differences in the way securities markets operate; less secure foreign banks or securities depositories than those in the U.S.; less standardization of accounting standards and market regulations in certain foreign countries; and varying foreign controls on investments. Investing in emerging markets involves not only the risks described above with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries.”

In addition, the following disclosure has been added to the “Additional Information About Principal Investment Strategies and Related Risks” section:

“Emerging Markets. Investing in emerging markets involves not only the risks described above with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries.  For example, emerging markets may experience significant declines in value due to political and currency volatility.  Other characteristics of emerging markets that may affect investment include certain national policies that may restrict investment by foreigners in issuers or industries deemed sensitive to relevant national interests and the absence of developed structures governing private and foreign investments and private property.  The typically small size of the markets of securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.”

Other Purchase Information

13.

Comment:

Please further describe, with specificity, any policies and procedures of the Fund for deterring frequent purchases and redemptions of Fund shares. See Item 11(e)(4)(iii) of Form N-1A.

Response:

The following disclosure regarding the Fund’s policies and procedures for deterring frequent purchases and redemptions of Fund shares appears in the “Market Timing” section of the Prospectus:

“The Board of Trustees has adopted a policy directing the Fund to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Fund that indicates market timing or trading that it determines is abusive.  This policy applies to all Fund shareholders.  While the Fund attempts to deter market timing, there is no assurance that it will be able to identify and eliminate all market timers.”

The Registrant believes that additional disclosure regarding such policies and procedures would be redundant and would not be useful to investors.  Accordingly, the disclosure has not been revised.

14.

Comment:

The prospectus states, “The Fund also will impose a redemption fee on shares redeemed within 90 days of purchase.” However, the fee table states that the redemption period is six months. Please revise such disclosure.

Response:

The disclosure has been revised as follows:

“The Fund also will impose a redemption fee on shares redeemed within ~~90 days~~six months of purchase.”

The Investment Adviser

15.

Comment:

The prospectus states, “The adviser pays all of the operating expenses of the Fund except brokerage; taxes; borrowing costs (such as interest and dividend expenses on securities sold short); fees and expenses of non-interested person trustees; extraordinary expenses; and expenses incurred pursuant to Rule 12b-1 under the 1940 Act (if any).” If true, please state that Acquired Fund Fees and Expenses are also excluded.

Response:

The disclosure has not been revised to reflect that fees and expenses of underlying funds are excluded from the adviser’s expense cap because the adviser has only agreed to pay operating expenses of the Fund, subject to the carve-outs above, and acquired fund fees and expenses is not an operating expense.  However, the following sentence has been added to the relevant section:

“For this purpose, acquired fund fees and expenses are excluded from the expenses paid by the adviser because they are not operating expenses.”

Statement of Additional Information (“SAI”)

Front Cover Page

16.

Comment:

Please include the exchange ticker symbol of the Fund’s securities on the front cover page. See Item 14(a)(2) of Form N-1A.

Response:

The Fund is a new fund and does not yet have a ticker symbol.  If the Fund is assigned a ticker symbol before the Pre-Effective Amendment is filed, the ticker symbol will be included on the cover page.

Management of the Fund

17.

Comment:

Please provide the information required by Item 17(b) of Form N-1A.

Response:

The following disclosure has been added.  Disclosure regarding Trustees’ experience, qualifications, attributes and skills to serve on the Board will be added by subsequent amendment.

“Board Leadership

The Board of Trustees is led by its Chairman, Mr. John Foti. Mr. Foti is an “interested person” of the Trust because he is President and Chief Executive Officer of the Adviser. The Trustees have determined that an interested Chairman is appropriate and benefits shareholders because of the specialized nature of the Fund's investment strategy and Mr. Foti's integral role in implementing it. Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the Trustee is independent or an interested person. The independent Trustees have determined that they can act independently and effectively without having an independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the independent Trustees to constitute a majority of the Board.

The Board has not appointed a lead independent Trustee. It was determined by the Board that due to its size (five Trustees), the anticipated size of the Fund and the relatively straightforward investment strategies adopted by the Fund, it is not necessary to appoint a lead independent Trustee. The independent Trustees believe they have the ability to provide appropriate oversight to the operations of the Trust.

Risk Oversight

Investing in general and the operation of a mutual fund involve a variety of risks, such as investment risk, compliance risk and operational risk, among others. The Board oversees risk as part of its oversight of the Fund. Risk oversight is addressed as part of various regular Board and committee activities. The Board, directly or through its Audit Committee, reviews reports from among others, the Adviser, the Trust’s Chief Compliance Officer, the Trust’s independent registered public accounting firm and the Trust’s counsel, as appropriate, regarding risks faced by the Trust and the risk management programs of the Adviser and certain service providers. The full Board will regularly engage in discussions of risk management and receives compliance reports that inform its oversight of risk management from the Trust’s Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Trust’s Chief Compliance Officer will also meet at least quarterly in executive session with the independent Trustees. The actual day-to-day risk management with respect to the Trust resides with the Adviser and other service providers. Although the risk management policies of the Adviser and the other service providers are designed to be effective, those policies and their implementation vary among service providers and over time, and there is no guarantee that they will be effective.  Not all risks that may affect the Trust can be identified, nor can processes and controls necessarily be developed to eliminate or mitigate their occurrence or effects. Some risks are simply beyond the control of the Trust, the Adviser or other service providers to the Trust. The Board may, at any time and in its sole discretion, change the manner in which it conducts its risk oversight role.

Information About Trustees’ Experience, Qualifications, Attributes and Skills to Serve on the Board

Mr. Foti [_________________________].

Trustee #2 [_________________________].

Trustee #3 [_________________________].

Trustee #4 [_________________________].

Trustee #5 [_________________________].

The Trust’s audit committee consists of [________________].  The audit committee is responsible for (i) overseeing the accounting and financial reporting policies and practices of the Fund, their internal controls and, as appropriate, the internal controls of certain service providers; (ii) overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of the financial statements; and (iii) acting as a liaison between the Fund’s independent auditors and the full Board of Trustees.  None of the audit committee members are “Interested” as defined in the 1940 Act.”

18.

Comment:

In a letter to the staff, please explain whether there are any additional professional employees of the adviser other than Mr. Foti. If not, please consider whether this should be a risk factor of the Fund.

Response:

The Registrant has informed us that the Advisor also employs an assistant trader who provides research, and that this person is in the process of obtaining a Series 7 license.  The Registrant has also informed us that the Advisor intends to grow its professional staff as it identifies personnel with appropriate experience and as the needs of the Fund dictate.  Further, the Registrant has informed us that the assistant trader is familiar with the investment strategy employed by the Advisor and would be able to implement the strategy should Mr. Foti be unable to do so.  Therefore, the Registrant does not believe it is necessary to add risk disclosure regarding the Advisor’s professional staff.

Tax Consequences

19.

Comment:

The SAI states, “The Jobs and Growth and Tax Relief Reconciliation Law of 2003 reduced the rate on “qualifying dividends” to 15% (5% for those in 10% or 15% income tax bracket).” Please disclose when such reductions are set to expire.

Response:

The disclosure has been revised to reflect that the reductions are currently scheduled to expire on December 31, 2010.

Financial Statements

20.

Comment:

Please explain to the staff whether the Fund intends to provide a statement of assets and liabilities.

Response:

The Fund’s statement of assets and liabilities will be incorporated by reference to the Fund’s financial statements in a subsequent post-effective amendment.

Part C

Item 35

21.

Comment:

If applicable, please provide the undertaking required by Item 35.

Response:

The undertaking required by Item 35 is not applicable.

General

22.

Comment:

If the Fund intends to use a summary prospectus, please provide to the staff a copy of the legend the Fund intends to use on the cover or the beginning of such summary prospectus. See Rule 498(b)(1)(v) under the Securities Act of 1933.

Response:  If the Fund intends to use a summary prospectus, the following form of legend will appear on the cover page of the summary prospectus:

“Before you invest, you may want to review the Fund’s complete prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.[__________].com/[_______] .  You can also get this information at no cost by calling 1-866-[___]-[____], emailing [____]@[_______].com or by asking any financial intermediary that offers shares of the Fund. The Fund’s prospectus and statement of additional information, both dated [_____], 2010, are incorporated by reference into this summary prospectus and may be obtained, free of charge, at the website, e-mail address or phone number noted above.”

23.

Comment:

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:

The Registrant will complete the remaining portions of the filing in a subsequent amendment.

24.

Comment:

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  The Registrant has not submitted and does not expect to submit an exemptive application or no-action request in connection with the registration statement.

25.

Comment:

Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response:

This letter sets forth all instances in which no change is made in the filing in response to a comment.  In addition, comments given in one section that apply to other sections have been addressed in all applicable sections.

26.

Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Fund has authorized us to acknowledge on its behalf that:

●

The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

●

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 513-352-6546.

Very truly yours,

/s/ Donald S. Mendelsohn

Donald S. Mendelsohn